Filed pursuant to Rule 433

Registration No. 333-225103

August 6, 2018

PRICING TERM SHEET

Issuer:	Indiana Michigan Power Company

Expected Ratings*:	A3 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings

Designation:	Senior Notes, Series N, due 2048

Principal Amount:	$475,000,000

Maturity:	August 15, 2048

Coupon:	4.25%

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	February 15, 2019

Treasury Benchmark:	3.00% due February 15, 2048

Treasury Yield:	3.084%

Reoffer Spread:	T+ 120 basis points

Yield to Maturity:	4.284%

Price to Public:	99.428% of the principal amount thereof

Transaction Date:	August 6, 2018

Settlement Date:	August 8, 2018 (T+2)

Redemption Terms:

Make-whole call:	Prior to February 15, 2048 at a discount rate of the Treasury Rate plus 20 basis points

Par call:	On or after February 15, 2048 at par

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	454889 AT3 / US454889AT36

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC PNC Capital Markets LLC

Co-Manager:	RBC Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNY Mellon Capital Markets, LLC, toll-free at 1-800-269-6864, Credit Agricole Securities (USA) Inc., toll-free at 1-866-807-6030, Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037 or PNC Capital Markets LLC, toll-free at 1-855-881-0697.